UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
GEMPLUS INTERNATIONAL S.A.
(Name of Subject Company)
GEMPLUS INTERNATIONAL S.A.
(Names of Person(s) Filing Statement)
Ordinary Shares, without par value,
and American Depositary Shares, each representing 2 Ordinary Shares
(Title of Class of Securities)
012374569 (American Depositary Shares)
(CUSIP Number of Class of Securities)
Alex J. Mandl
President and Chief Executive Officer
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 9. Exhibits

Exhibit
Number	Description

1	Presentation regarding Gemplus International S.A. and Gemplus S.A. stock options made to the Workers’ Committee of Gemplus International S.A., made available to employees on April 28, 2006.

Exhibit 1
GEMPLUS STOCK OPTIONS Presentation to the workers committee 11 April 2006 - Gemenos

Disclaimer This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Axalto Holding N.V. ("Axalto") or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gemplus International S.A. ("GISA"), nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. Any solicitation of offers to buy any GISA shares (including GISA shares represented by GISA American Depositary Shares) in the United States in the transaction described herein would only be made pursuant to a prospectus/offer to exchange and related offer materials that Axalto would expect to send to holders of GISA securities, in accordance with or pursuant to an exemption from the U.S. securities laws. Investors and security holders who are U.S. persons are strongly advised to read, when they become available, the prospectus/offer to exchange and related exchange offer materials, as well as any amendments and supplements to those documents because they will contain important information. Investors and security holders who are U.S. persons or who are located in the United States should read any solicitation/recommendation statement of GISA on Schedule 14D-9 when and if filed by GISA with the Securities and Exchange Commission ("SEC") because it will contain important information. The solicitation/recommendation statement and other public filings made from time to time by GISA with the SEC are available without charge from the SEC's website at www.sec.gov. This document, if issued, will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at +1 800 732 0330. Holders of GISA securities are requested to refer, if and when filed by Axalto, to the prospectus (note d'information) that would be available on the website of the AMF (www.amf-france.org ). This summary is for information purposes only and does not constitute legal or tax advice. You should consult your legal or tax adviser regarding the potential consequences of the matters discussed below.

I Adjustment? II The Tender of the Shares

I. Adjustment ? The shareholders of Gemplus International SA ("GISA") have approved the distribution of 0.26€ per share (the "Distribution") in the event the merger with Axalto would be implemented. ? Consequences: In accordance with the stock options plan, the GISA options will be adjusted if the Distribution takes place As the Distribution will take place at the level of GISA and will only have an impact on the capital structure of GISA (but not on the capital structure of G+SA): therefore no adjustment of the G+SA options

Adjustment of the GISA options 1. Adjustment of the Exercise Price 2. Adjustment of the Number of Shares to be Subscribed

1. Adjustment of the Exercise Price of the GISA Options * In accordance with applicable legal and regulatory provisions, the value of GISA shares shall be determined based on the average of the opening stock prices of GISA shares during a one-month period within the last two months prior to the Distribution. Initial Exercise Price - Initial Exercise Price x ( €0.26 ) Initial Exercise Price - Initial Exercise Price x ( Value of GISA share prior to the Distribution* ) New Exercise price =

2. Adjustment of the Number of GISA Shares to be Subscribed New Number of Shares to be Subscribed = Initial Exercise Price x Initial Number of Shares to be Subscribed New Number of Shares to be Subscribed = New Exercise Price

Exemples Examples The second, third and fourth columns assume a value of GISA shares prior to the Distribution of €2.20, €2.40 and €2.50 respectively By way of comparison, at the close of business on March 29, 2006, GISA shares traded at €2.45 In each case, the amount of the Distribution is equal to €0.26 For Mr. X, the initial exercise price is equal to €1.13 For Mr. Y, the initial exercise price is equal to €2.25

M. X €2.20 €2.40 €2.50 Initial number of shares to be subscribed 1 000 1 000 1 000 Initial exercise price €1.13 €1.13 €1.13 Initial investment €1 130.00 €1 130.00 €1 130.00 New adjusted exercise price €1.00 €1.01 €1.01 New adjusted number of shares to be subscribed 1 130 1 119 1 119 Investment after adjustment €1 130.00 €1 130.19 €1 130.19 Net decrease in exercise price €0.13 €0.12 €0.12

M. Y €2.20 €2.40 €2.50 Initial number of shares to be subscribed 1 000 1 000 1 000 Initial exercise price €2.25 €2.25 €2.25 Initial investment €2 250.00 €2 250.00 €2 250.00 New adjusted exercise price €1,98 €2.01 €2.02 New adjusted number of shares to be subscribed 1 137 1 120 1 114 Investment after adjustment €2 251.26 €2 251.20 €2 250.28 Net decrease in exercise price €0.27 €0.24 €0.23

All the GISA options outstanding as of the date of the Distribution date would be adjusted in accordance with the two formulae set forth above. 64K 128K 256K if I do not exercise my GISA options prior to the Distribution, I will not receive €0.26 per share, however my options will be adjusted therefore the Distribution will be taken into account.

The Gemplus SA Options No adjustment Will not cease to exist: each option constitutes a right to each holder of an option, they will continue to exist But: ^To be entitled to the Distribution, you must 1. Exercise your Gemplus SA options 2. Exchange your Gemplus SA shares to receive GISA shares (1/50 share exchange ratio) prior to the Distribution

The fifth or sixth business day following the public announcement by Gemplus (the "Announcement") of the satisfaction of the conditions precedent to the merger of equals transaction with Axalto (receipt of the competition approval by the European authorities and filing with the Autorite des marches financiers by Axalto of the exchange offer for the GISA shares) This may occur in May 2006 When Will the Distribution Take Place ?

In Practice How Much Time Will I Have? Regarding the GISA options I exercise my GISA options (which are vested) prior to the Announcement and retain ownership of the GISA shares ? I will benefit from the Distribution of €0.26 per share I do not exercise my GISA options prior to the Announcement, I may still exercise them after the Announcement and prior to the Distribution date, but I must quickly act to exercise my options and submit to HSBC a form of Instruction of Exercise and/or Exchange, and must ensure that the cheque is received by HSBC prior to the Distribution date. I do not exercise my GISA options, I will not benefit from the Distribution and my options will be adjusted Nota bene: there is no accelerating vesting period, therefore only the vested options, i.e., the exercisable options, may be exercised

Regarding G+SA options I exercise my G+SA options (which are vested) prior to the Announcement and exchange my G+SA shares for GISA shares ? I will benefit from the Distribution of €0.26 per share I do not exercise my G+SA options prior to the Announcement, I may still exercise them after the Announcement and prior to the Distribution date, but I must act quickly to exercise my options and exchange my G+SA shares for GISA shares: no later than the third business day following the Announcement (so that HSBC will be able to take into account the exercise of the options, the exchange of G+SA shares for GISA shares and your registration as shareholder of GISA) I do not exercise my G+SA options, my options are not adjusted and I will not benefit from the Distribution

II The Tender of the Shares How is the merger of equals transaction going to occur? Following the receipt of the competition approval by the European authorities, the filing with the Autorite des marches financiers by Axalto of the exchange offer, the Announcement and the Distribution, the opening of the exchange offer will be announced ? possibility to exchange the GISA shares for Axalto shares (which would then have become Gemalto) during at least 25 trading days Important: to participate in the exchange offer, you must have exercised your GISA options to have ownership of GISA shares (or have exercised your Gemplus SA options and have exchanged your Gemplus SA shares for GISA shares) Exchange ratio: 25 GISA shares for 2 Axalto shares

Axalto has agreed to continue exchanging GISA shares (resulting from the exercise of GISA options or obtained following the exchange of G+SA shares resulting from the exercise of G+SA options) for Gemalto shares (in accordance with the same exchange ratio of 25/2), subject to possible limitations in accordance with applicable laws. ?Continuity What will happen with respect to the options which are not exercisable at the time of the merger of equals?

Attention Important The G+SA shares: If I do not exchange my G+SA shares for GISA shares prior to the expiration of the exchange offer, I will not be able to exchange them for Gemalto shares afterwards